

02041773

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ___________ to ____________

Commission File Number 333-13302

A. Full title of the Plan: HANNAFORD SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize) S.A.
Rue Osseghem 53
B-1080 Brussels, Belgium

Hannaford Savings and Investment Plan

Financial Statements and Supplemental Schedule
To Accompany 2001 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
For the Years Ended December 31, 2001 and 2000

Hannaford Savings and Investment Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

	Page(s)
Report of Independent Accountants	4
Financial Statements:	
Statements of Net Assets Available for Benefits at December 31, 2001 and 2000	5
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001	6
Notes to Financial Statements	7 - 11
Supplemental Schedule:	
Schedule of Assets (Held at End of Year) December 31, 2001	12

Certain supplemental schedules required by regulations of the Employment Retirement Income Security Act of 1974, other than those listed above, are omitted because of the absence of conditions under which they are required.



PricewaterhouseCoopers LLP
130 Middle Street
P.O. Box 9741
Portland ME 04104-5059
Telephone (207) 791 5200
Facsimile (207) 774 1297

Report of Independent Accountants

To the Participants and the Administrative Committee of the
Hannaford Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hannaford Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 24, 2002

Hannaford Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Investments at fair value (Note 6):		
Mutual funds	$ 86,907,796	$ 103,596,177
Common and collective trust	80,432,596	83,282,842
Company stock - American Depository Receipts of Delhaize Group	13,859,870	-
Company stock - common shares of Delhaize America, Inc.	-	10,168,876
Participants' notes receivable (Note 7)	12,939,177	12,944,716
Total investments	194,139,439	209,992,611
Receivables:		
Participants' contributions receivable	261,870	257,823
Employer contributions receivable	113,091	109,360
Total receivables	374,961	367,183
Cash and cash equivalents	1,071	16,170
Net assets available for benefits	$ 194,515,471	$ 210,375,964

The accompanying notes are an integral part of these financial statements.

Hannaford Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

Additions:	
Additions to net assets attributed to:	
Investment income:	
Interest income	$ 1,173,717
Dividend income	3,799,827
Total investment income	4,973,544
Contributions:	
Participants' contributions	14,174,271
Employer contributions	5,537,874
Total contributions	19,712,145
Total additions	24,685,689
Deductions:	
Deductions from net assets attributed to:	
Benefit payments	14,278,903
Net depreciation in fair value of investments (Note 6)	25,957,595
Transfers out (Note 12)	237,834
Administrative fees	71,850
Total deductions	40,546,182
Net decrease	(15,860,493)
Net assets available for benefits, beginning of year	210,375,964
Net assets available for benefits, end of year	$ 194,515,471

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The Hannaford Savings and Investment Plan (the "Plan") (formerly the Hannaford Northeast Savings and Investment Plan) was established April 1, 1985, to allow eligible employees of Hannaford Bros. Co. (the "Company", a wholly-owned subsidiary of Delhaize Group) and its subsidiaries to elect to make contributions to the Plan on a pre-income tax basis in order to accumulate capital for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company encourages employee savings by matching, up to specified limits, the amounts of elective contributions made on their behalf. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Generally, an employee is eligible to participate in the Plan upon completion of one year of participation service: 1,000 credited hours for salaried employees and 870 hours worked for hourly employees, and attainment of their twenty-first birthday.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, mutual funds and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Investments in mutual funds, common/collective trusts and common stock are valued at their respective quoted market or fair value on the last business day of the plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are reflected on a trade date basis.

The Plan includes in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized gain or losses on investments.

Interest income from investments is recorded as it is earned. Dividends are recorded on the ex-dividend date.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Contributions
Contributions from employees are recorded during the period in which the Company makes payroll deductions. Each participant may direct his/her contributions to any one or more of the investment fund options in 1% increments. Employer matching contributions are recorded in the same period as the corresponding employee elective contributions, and are invested in the same funds as the employee contributions.

Participant Accounts
Each participant's account is credited with the participant's contribution, employer contributions and an allocation of plan earnings and expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administrative Expenses
The Company has elected to pay the cost of administrative expenses for the Plan except for certain investment expenses related to the investment options managed by Putnam Fiduciary Trust Company. These investment expenses are charged to the participants' accounts.

Benefit Payments
Benefit payments are recorded when paid.

3. Funding

The Plan is a defined contribution plan that allows participants to voluntarily contribute up to 15% of their earnings on a pre-tax basis through payroll deductions. The Company shall make a matching contribution in an amount equal to 100% of the first 1% of base pay contributed, 50% of the next 4% and 25% of the subsequent 4% of base pay contributed.

4. Vesting

Each participant is fully vested in their own contributions, including any employee rollover contributions from other qualified plans.

For the plan year ended December 31, 2001, a participant in the Plan becomes vested in Company contributions upon the completion of five years of vesting service. Effective January 1, 2002, the Company changed the vesting period to three years.

5. Forfeiture

When an employee ceases participation in the Plan, the unvested portion of his or her account is forfeited and to the extent forfeitures exceed the amounts required to make restoration, forfeitures will be used to reduce employer contributions. During 2001, participants forfeited nonvested amounts totaling $122,169, which was used to reduce employer contributions.

6. Investments

Investments held by the Plan which represent 5% or more of the Plan's net assets for benefits are as follows:

	December 31, 2001	December 31, 2000
Mutual funds:		
Putnam Fund for Growth and Income	$ 18,016,114	$ 18,688,173
Putnam Vista Fund	22,828,695	35,722,150
Putnam Asset Allocation Balanced Fund	11,511,903	12,626,058
Putnam International Growth Fund	15,887,998	21,190,528
Common and collective trust:		
Putnam Stable Value Fund	35,802,597	31,126,702
Putnam S&P 500 Index Fund	44,629,999	52,156,140
Company stock		
American Depository Receipts of Delhaize Group	13,859,870	-
Notes receivable		
Participants' notes receivable	12,939,177	12,944,716

Effective April 13, 2001, all of the outstanding shares of Delhaize America, Inc. (the Parent Company of Hannaford Bros. Co.) were exchanged for shares in Delhaize Group, a Belgian corporation formerly holding a majority interest in Delhaize America, Inc., pursuant to a share exchange transaction. The principal impact of this exchange, as it relates to the Plan, was to replace all shares of Delhaize America, Inc. stock with American Depository Receipts of Delhaize Group. An American Depository Receipt of Delhaize Group is a certificate evidencing one Delhaize Group American Depository Share, which in turn represents one Delhaize Group ordinary share. The American Depository Receipts of Delhaize Group are listed on the New York Stock Exchange and were created to allow shareholders in the United States of America to more easily hold and trade interests in Delhaize Group.

All investments are participant-directed.

The net depreciation in the fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the year ended December 31, 2001 is presented below.

Mutual funds	$ (21,052,520)
Common and collective trust	(6,245,123)
Company stock	1,340,048
	$ (25,957,595)

7. Participants' Notes Receivable

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the participants' note receivable fund. Loan repayment terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan Administrative Committee. Interest rates range from 7% to 10.5%. Principal and interest is paid ratably through weekly payroll deductions.

8. Tax Status

The Internal Revenue Service has ruled by letter dated June 27, 2000 that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from federal income taxes under the provisions of Section 501(a).

Effective January 1, 2002, the Plan has been amended to comply with legislation enacted since 1994 (collectively referred to as "GUST"), which includes the General Agreements on Tariffs and Trade – Uruguay Round Agreements Act of 1994 (GATT), the Uniformed Services employment and Reemployment Rights Act of 1994 (USERRA), the Small Business Job Protection Act of 1996 (SBJPA), the Taxpayer Relief Act of 1997 (TRA '97) and the IRS Restructuring and Reform Act of 1998 (IRRA). The Plan has filed for a new determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

9. Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants will become 100% vested in their respective balances, and the net assets of the Plan will be distributed to the participants by the Administrative Committee.

10. Party-in-Interest

Putnam Fiduciary Trust Company is the custodian of the Plan. As custodian, it holds and manages the Plan's assets and makes distributions in accordance with the instructions of the Plan. Certain of these investments are shares of funds managed by the custodian. The Plan also invests in American Depository Receipts representing ownership in Delhaize Group (Note 6). In addition, certain transactions made by the custodian are in the form of loans to the Plan's participants. These investments and transactions are considered to be party-in-interest transactions. Fees paid by the Plan to Putnam for investment management services amounted to $71,850 for the year ended December 31, 2001.

11. Reconciliation to Form 5500

Differences between the information contained in the financial statements and Form 5500 result from the utilization of the accrual basis for the financial statements and the modified cash basis for Form 5500. Participant contributions receivable of $261,870 and employer contributions receivable of $113,091 at December 31, 2001 have not been recorded as a contribution in the Plan's Form 5500 for the year ended December 31, 2001. Additionally, certain amounts included in the Statement of Changes in Net Assets Available for Plan Benefits are classified differently in the financial statements than in the Form 5500.

12. Transfers

In April 2000, the Company sold three retail locations to Paradis Family Supermarkets. During 2000 and 2001, participants who became employees at Paradis Family Supermarkets had their asset balances transferred to new plans established by the respective owners.

Hannaford Savings and Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

(a) "*"Indicates Each Identified Person Known to be a Party-In Interest to the Plan	(b) Identify of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Date	(d) Current Value
*	Putnam Fund for Growth and Income	Mutual Fund	$ 18,016,114
*	Putnam Vista Fund	Mutual Fund	22,828,695
*	Putnam Asset Allocation Growth Fund	Mutual Fund	9,361,359
*	Putnam Asset Allocation Balanced Fund	Mutual Fund	11,511,903
*	Putnam Asset Allocation Conservative Fund	Mutual Fund	3,289,849
*	Putnam International Growth Fund	Mutual Fund	15,887,998
	PIMCO Total Return Fund	Mutual Fund	1,926,644
	MAS Mid Cap Advisor	Mutual Fund	1,245,981
	MAS Small Cap Portfolio	Mutual Fund	703,800
*	Putnam OTC Emerging Growth Fund	Mutual Fund	1,259,354
*	Putnam Growth Opportunities Fund	Mutual Fund	876,099
*	Putnam Stable Value Fund	Common/Collective Trust	35,802,597
*	Putnam S&P 500 Index Fund	Common/Collective Trust	44,629,999
*	Delhaize Group	American Depository Receipts	13,859,870
*	Participants' notes receivable	Interest rates between 7% and 10.5%	12,939,177

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scarborough, State of Maine, on June 21, 2002.

HANNAFORD SAVINGS AND INVESTMENT PLAN

By: [signature]
Name: Emily D. Dickinson
Member of the Administrative Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Independent Accountants, PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
130 Middle Street
P.O. Box 9741
Portland ME 04104-5059
Telephone (207) 791 5200
Facsimile (207) 774 1297

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize) S.A. of our report dated May 24, 2002 relating to the financial statements of the Hannaford Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 21, 2002